AMENDING AGREEMENT

            THIS AGREEMENT is made this 20th day of December, 2016.

BETWEEN:

Alignvest Acquisition Corporation, a corporation existing under the laws of the Province of Ontario,

(“Alignvest”)

OF THE FIRST PART

– and –

Trilogy International Partners LLC, a limited liability company existing under the laws of the State of Washington,

(“Trilogy”)

OF THE SECOND PART

WHEREAS:

A.	On November 1, 2016, Alignvest and Trilogy entered into an arrangement agreement with respect to a business combination by way of plan of arrangement (the “Arrangement Agreement”); and

B.	the parties wish to amend the terms of the Arrangement Agreement as further set forth herein.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES that, for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.	Section 1.1 of the Arrangement Agreement is hereby amended in accordance with the revisions set forth in Schedule “A” attached hereto.

2.	Section 2.12 is hereby deleted in its entirety and replaced with the following:

“Section 2.12 Adjustments for Additional 2Degrees Shares

The Parties agree that, in the event that after November 1, 2016 and prior to the filing of the final Prospectus, if additional 2Degrees Shareholders propose to participate directly or indirectly in the transactions contemplated in this Agreement or Trilogy or a Subsidiary thereof converts any of its convertible notes of 2Degrees into 2Degrees Shares, in either case with the consent of Alignvest and Trilogy, then the Parties shall make appropriate adjustments to the terms contemplated hereby, including, without limitation, if required seeking modifications to the Interim Order and Final Order.”

3.	Subsection 4.2(d)(ii) is hereby deleted in its entirety and replaced with the following:

“(ii) ensure that, immediately following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to 2Degrees Optionholders, as identified to the mutual satisfaction of Alignvest and Trilogy, to exchange any 2Degrees Shares that may be issued upon exercise of 2Degrees options for Alignvest Shares or cash payable by 2Degrees, subject to compliance with applicable Securities Laws, exemptions being available from prospectus requirements, Overseas Investment Act 2005 (New Zealand) requirements and the New Zealand Take-overs Code and applicable transfer requirements.”

4.	Subsection 4.9(1) is hereby deleted in its entirety and replaced with the following:

“(1) Alignvest shall take all necessary actions such that at the Effective Time: (a) the Alignvest Board shall be comprised of seven (7) directors, namely: John Stanton (as the Chairman), Brad Horwitz (who will also be appointed as the Chief Executive Officer), Theresa Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff. Any vacancy occurring on the Alignvest Board prior to the first annual meeting of shareholders by reason of the death, disqualification, inability to act, resignation or removal of Reza Satchu, Nadir Mohamed or Anthony Lacavera or any inability of any one of them to serve at the Effective Time, may be filled only by a nominee appointed by Alignvest; and any vacancy occurring on the Alignvest Board prior to the first annual meeting of shareholders by reason of the death, disqualification, inability to act, resignation or removal of John Stanton, Brad Horwitz, Theresa Gillespie or Mark Kroloff or any inability of any one of them to serve at the Effective Time, may be filled only by a nominee appointed by SG Enterprises. Erik Mickels shall be appointed as the Chief Financial Officer of Alignvest at the Effective Time unless otherwise agreed by the Parties. Initially at the Effective Time, the Sponsor and SG Enterprises must mutually agree to all independent directors of Alignvest, of which there shall be a minimum of three (3). All independent directors of Alignvest must satisfy applicable audit committee independence requirements and the independence requirements contained in the Trilogy LLC Agreement.”

5.	Schedule “E” is hereby replaced in its entirety with Schedule “B” attached hereto.

6.	All other terms and conditions of the Arrangement Agreement shall remain unchanged and in full force and effect.

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            IN WITNESS WHEREOF, each of the parties hereto has executed this agreement as of the date first written above.

ALIGNVEST ACQUISITION CORPORATION

By:	(signed) “A. Mousseau”
Name: A. Mousseau
Title: Chief Operating Officer

TRILOGY INTERNATIONAL PARTNERS LLC

By:	(signed) “Scott Morris”
Name: Scott Morris
Title: SVP & General Counsel

Schedule “A”

Amendments to Section 1.1

1.        The definition of “Exchange Formula” is hereby replaced in its entirety with the following:

““Exchange Formula” means the formula, as set forth below, for determining the number of Trilogy Class C Units to be created by as a result of the Trilogy Reorganization Transaction, as follows:

(a)

Step 1 (Exchange Rate): The Exchange Rate is calculated by multiplying US$870 or as may otherwise be agreed in writing by Alignvest and Trilogy (the “Trilogy Unit Value”) by 128 and dividing the result by 1,000 (in each case calculated to three decimal places).

(b)

Step 2 (Conversion of Class C / C-1 Trilogy Equity Interests to Class A Trilogy Equity Interests): The issued and outstanding Class C Trilogy Equity Interests immediately prior to the Effective Time and the issued and outstanding Class C-1 Trilogy Equity Interests immediately prior to the Effective Time will be converted to the number of Class A Trilogy Equity Interests calculated as follows (the “Additional Class A Trilogy Equity Interests”):

Additional Class A Trilogy Equity Interests	=	Class C Trilogy Equity Interests outstanding	+	Class C-1 Trilogy Equity Interests outstanding
		Adjusted Equalized Value Class C Trilogy Equity Interests		Adjusted Equalized Value Class C-1 Trilogy Equity Interests

Where the “Adjusted Equalized Value” for the Class C Trilogy Equity Interests or the Class C-1 Trilogy Equity Interests, as applicable, is calculated by linear interpolation as set out in (i) and (ii), below.

(i)

If the Trilogy Unit Value is equal to a value in the Class C Valuation Chart under the column titled “Class A/B Unit Value” then the Adjusted Equalized Value equals the number of units in the corresponding column titled “Class C Equalized Value”, or “Class C-1 Equalized Value”, as appropriate;

(ii)	Otherwise, Adjusted Equalized Value for the Class C Trilogy Equity Interests or the Class C-1 Trilogy Equity Interests, as applicable, equals:

Adjusted Equalized Value for the Class C Trilogy Equity Interests or the Class C-1 Trilogy Equity Interests, as applicable,	=	((Trilogy Unit Value - X1) *Slope) +Y1

where:

Slope	=	Y2 – Y1

X2 – X1

X1	=	Value of the Class A Trilogy Equity Interest that is immediately smaller than the Trilogy Unit Value in the Class C Valuation Chart under the column titled “Class A/B Unit Value”

X2	=	Value of the Class A Trilogy Equity Interest that is immediately larger than the Trilogy Unit Value in the Class C Valuation Chart under the column titled “Class A/B Unit Value”

Y1	=	Value of the Equalized Value that corresponds with X2 in the Class C Valuation Chart under the column titled “Class C Equalized Value” or “Class C-1 Equalized Value”, as applicable

Y2	=

Value of the Equalized Value that corresponds with X1 (as the Equalized Value column in the Class C Valuation Chart are in descending amounts) in the Class C Valuation Chart under the column titled “Class C Equalized Value” or “Class C-1 Equalized Value”, as applicable

(c)

Step 3 (Total Class A Trilogy Equity Interests): The Total Class A Trilogy Equity Interests equals the issued and outstanding number of Class A Trilogy Equity Interests immediately prior to the Effective Time plus the Additional Class A Trilogy Equity Interests (the “Total Class A Trilogy Equity Interests”).

(d)

Step 4 (Total Class A Trilogy Equity Interests and Class B Trilogy Equity Interests Converted to Trilogy Class C Units): The number of Trilogy Class C Units for which the Trilogy Equity Interests will be exchanged, is the Exchange Rate multiplied by the sum of the Total Class A Trilogy Equity Interests and Class B Trilogy Equity Interests outstanding at the Effective Time, with the result rounded to the nearest whole number (based with any fraction of .499 or less rounding down and any fraction equal to or greater than .500 rounding up).”

2.	The definition of “Expenses” is hereby replaced in its entirety with the following:

““Expenses” means the Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under this Agreement, together with a reasonable reserve for future expenses and disbursements (not in excess of $3,000,000).”

3.        The definition of “Lock-up Agreements” is hereby replaced in its entirety with the following:

““Lock-up Agreements” means, collectively: (a) the lock-up agreements entered into between Alignvest and each of SG Enterprises and Brad Horwitz dated on or before the Effective Date pursuant to which each of SG Enterprises and Brad Horwitz have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (b) the lock-up agreements entered into between Alignvest and each of the holders of the Alignvest Class B Shares dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to: (i) a lock up of 50% of their Alignvest Shares and Alignvest Warrants for a period of 12 months from the Effective Time; and (ii) a lock up of the remaining 50% of their Alignvest Shares and Alignvest Warrants for a period of 24 months from the Effective Time, on the terms of such lock-up agreements; (c) the lock-up agreements entered into between Alignvest and each of Erik Mickels, Scott Morris and Andrew Davies (the “Trilogy Executives”) dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the Alignvest Shares that may be issued, at the option of Trilogy, upon redemption of their Trilogy Class C Units to be received under the Arrangement and the Trilogy Reorganization Transaction for a period of 12 months from the Effective Time, on the terms of such lock-up agreements; and (d) the lock-up agreements, if any, entered into between Alignvest and each of the 2Degrees Participating Minority Shareholders, 2Degrees Participating Optionholders and the TINZ Unit Holders dated on or before the Effective Date pursuant to which such persons have, subject to the consummation of the Arrangement, agreed to a lock up of the Alignvest Shares to be received by them under the Arrangement for a period of 180 days from the Effective Time, on the terms of such lock-up agreements.”

4.        The definition of “Management Incentive Plan” is hereby replaced in its entirety with the following:

““Management Incentive Plan” means, collectively, the Deferred Share Unit Plan and the Restricted Share Unit Plan.”

5.        The following definitions are hereby added to Section 1.1 of the Arrangement Agreement:

““Deferred Share Unit Plan” means the deferred share unit plan to be established by Alignvest (consistent with the terms set out in Schedule E1) representing up to 1.25% of the total number of issued and outstanding Alignvest Common Shares and Trilogy Class C Units, from time to time.”

““Restricted Share Unit Plan” means the restricted share unit plan to be established by Alignvest (consistent with the terms set out in Schedule E2) representing up to 7.5% of the total number of issued and outstanding Alignvest Common Shares and Trilogy Class C Units, from time to time, less (reduced to reflect the then proportion of Trilogy’s indirect ownership of 2Degrees) any 2Degrees Options or similar equity instruments of 2Degrees (equal to the equivalent value of Alignvest Common Shares) that: (i) are outstanding at the Effective Time, or (ii) granted in the future to Persons who are (or are related to) directors, officers or employees of 2Degrees.”

6.        The definition of “New SG Enterprise Units” is hereby replaced in its entirety with the following:

““New SG Enterprises Units” means the Class A Trilogy Equity Interests to be subscribed for by SG Enterprises, on or prior to November 30, 2016, in the aggregate amount of U.S.$5 million.”

Schedule “B”

The following will be inserted as a new Schedule “E1” and “E2”:

“Schedule “E1”

ALIGNVEST ACQUISITION CORPORATION (“ALIGNVEST”)
DEFERRED SHARE UNIT PLAN (THE “DSU PLAN”)
TERM SHEET

Capitalized terms used but not otherwise below have the meanings ascribed to them in the Arrangement Agreement between Alignvest and Trilogy International Partners LLC dated November 1, 2016, as amended.

Purpose

The purpose of the DSU Plan is to provide independent Directors of Alignvest with the opportunity to acquire DSUs of Alignvest in order to allow them to participate in the long-term success of Alignvest and to promote a greater alignment of their interests with the interests of Alignvest’s shareholders. In addition, Alignvest believes the DSU Plan will directly assist in supporting Alignvest’s compensation philosophy by providing participants with the opportunity to acquire Alignvest Common Shares.

Participants	Independent Directors of Alignvest or any of its Affiliates.
Awards

Deferred share units (“DSUs”), issued at the Award Market Value on the date of grant of the DSUs (the “DSU Award Date”). “Award Market Value” shall mean the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding the DSU Award Date (or on any such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange, the Award Market Value shall be the Award Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith. It is expected that 2/3 of the independent Directors’ annual remuneration will be paid in DSUs.

Maximum Size of Plan	The size of the DSU Plan will be up to 1.25% of the total number of issued and outstanding Alignvest Common Shares and Trilogy Class C Units, from time to time.
Settlement

A participant shall have the right to receive Alignvest Common Shares in respect of DSUs recorded in the participant’s DSU account, less any source deductions, on one of the following dates: (i) the date on which the participant ceases service as a director of Alignvest (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs.

Expiry	December 31 of the calendar year following the calendar year in which the Separation Date occurs.
Award Agreements	Participants will be required to enter into an award agreement with Alignvest with respect to the grant of their DSUs.
TSX, etc. Requirements

The grant of DSUs, and the issuance of the underlying Alignvest Common Shares pursuant to the DSU Plan, will be subject to compliance with all applicable laws, rules and regulations of all governmental and regulatory authorities and to the requirements of the TSX, as well as Institutional Shareholder Services and similar guidelines. The terms of the DSU Plan will be modified as required for the purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986 in respect of any DSUs held by U.S. taxpayers.

Schedule “E2”

ALIGNVEST ACQUISITION CORPORATION (“ALIGNVEST”)
RESTRICTED SHARE UNIT PLAN (THE “RSU PLAN”)
TERM SHEET

Capitalized terms used but not otherwise below have the meanings ascribed to them in the Arrangement Agreement between Alignvest and Trilogy International Partners LLC dated November 1, 2016, as amended.

Purpose

The purpose of the RSU Plan is to advance the interests of the Alignvest by supporting Alignvest’s compensation philosophy of providing selected officers and employees with an opportunity to promote the growth and profitability of Alignvest, to align their interests with shareholders, and earn compensation commensurate with corporate performance. In addition, Alignvest believes the RSU Plan will directly assist in supporting Alignvest’s compensation philosophy by providing participants with the opportunity to acquire Alignvest Common Shares.

Participants	Officers, employees, directors and eligible consultants of Alignvest and of its subsidiaries, as selected by Alignvest.
Awards

Restricted share units (“RSUs”), issued at the Market Value on the date of grant of the RSUs (the “RSU Award Date”). “Market Value” shall mean the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding the RSU Award Date (or on any such other stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith.

Maximum Size of Plan

The size of the RSU Plan will be up to 7.5% of the total number of issued and outstanding Alignvest Common Shares and Trilogy Class C Units, from time to time, less (reduced to reflect the then proportion of Trilogy’s indirect ownership of 2Degrees) any 2Degrees Options or similar equity instruments of 2Degrees (equal to the equivalent value of Alignvest Common Shares) that: (i) are outstanding at the Effective Time, or (ii) granted in the future to Persons who are (or are related to) directors, officers or employees of 2Degrees.

Vesting	Vesting to be based on the performance conditions and/or the time vesting conditions, as determined by the Alignvest Board on the RSU Award Date.
Expiry	For a term as determined by the Alignvest Board on the RSU Award Date.
Award Agreements	Participants will be required to enter into an award agreement with Alignvest with respect to the grant of their RSUs.
TSX, etc. Requirements

The grant of RSUs, and the issuance of the underlying Alignvest Common Shares pursuant to the RSU Plan, will be subject to compliance with all applicable laws, rules and regulations of all governmental and regulatory authorities and to the requirements of the TSX, as well as Institutional Shareholder Services and similar guidelines. The terms of the RSU Plan will be modified as required for the purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986 in respect of any RSUs held by U.S. taxpayers.”